Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND MARCH 31, 2014

(Unaudited)

	For the Three Months Ended
	March 31,
	2015	2014

Net income	$213,792	$134,427

Preferred Stock dividend requirements	(10,960)	(28,303)

Net income attributable to common stockholders	$202,832	$106,124

Basic Weighted average number of common shares outstanding	17,553,077	16,695,076

Preferred Stock Common Share Equivalents	1,236,160	-

Dilutive Stock Options outstanding for the Period	135,118	825,526

Dilutive Warrants outstanding for the Period	342,973	776,746

Diluted Weighted average number of common and equivalent shares outstanding	19,267,328	18,297,349

Basic and Diluted Net income per common share	$0.01	$0.01